UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2017

Commission File Number 1-14840

AMDOCS LIMITED

Hirzel House, Smith Street,

St. Peter Port, Island of Guernsey, GY1 2NG

Amdocs, Inc.

1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Submission of Matters to a Vote of Security Holders.

Voting Results.

At the 2017 Annual General Meeting of Shareholders of Amdocs Limited (the “Company”) held on January 27, 2017, the proposals listed below were submitted to a vote of the Company’s shareholders. The proposals are described in the Company’s proxy statement for the 2017 Annual General Meeting of Shareholders.

Proposal 1 – The election of eleven nominees to the Company’s Board of Directors each for a term of one year.

The 11 nominees named in the proxy statement were elected to serve as directors until the Company’s 2018 Annual General Meeting of Shareholders. Information as to the vote on each director standing for election is provided below:

Nominee	Votes For	Votes Against	Votes Abstaining	Broker Non-Votes
Robert A. Minicucci	118,094,493.60	4,051,116.00	7,011.00	54,236.40
Adrian Gardner	116,700,365.60	5,444,398.00	7,857.00	54,236.40
John T. McLennan	118,091,241.60	4,003,368.00	58,011.00	54,236.40
Simon Olswang	118,140,413.60	2,386,936.00	1,625,271.00	54,236.40
Zohar Zisapel	100,481,699.60	21,643,095.00	27,826.00	54,236.40
Julian A. Brodsky	118,006,105.60	4,088,825.00	57,690.00	54,236.40
Clayton Christensen	119,047,083.60	3,077,785.00	27,752.00	54,236.40
Eli Gelman	119,666,659.60	2,479,729.00	6,232.00	54,236.40
James S. Kahan	117,234,718.60	4,910,691.00	7,211.00	54,236.40
Richard T.C. LeFave	120,903,128.60	1,242,250.00	7,242.00	54,236.40
Giora Yaron	121,227,717.60	918,166.00	6,737.00	54,236.40

Proposal 2 – The approval of an amendment to the 1998 Stock Option and Incentive Plan increasing the number of shares authorized for issuance under the plan and the sublimit on “full value” awards under the plan, in each case by 5,250,000 shares.

The shareholders approved an amendment to the 1998 Stock Option and Incentive Plan increasing the number of shares authorized for issuance under the plan and the sublimit on “full value” awards under the plan, in each case by 5,250,000 shares. The voting results were as follows:

Votes For	Votes Against	Votes Abstaining	Broker Non-Votes
112,314,730.60	7,653,432.00	2,184,458.00	54,236.40

Proposal 3 – The approval of an increase in the dividend rate under the Company’s quarterly cash dividend program from $0.195 per share to $0.22 per share.

The shareholders approved an increase in the dividend rate under the Company’s quarterly cash dividend program from $0.195 per share to $0.22 per share. The voting results were as follows:

Votes For	Votes Against	Votes Abstaining	Broker Non-Votes
122,146,614.60	3,825.00	2,181.00	54,236.40

Proposal 4 – The approval of the Company’s Consolidated Financial Statements for the fiscal year ended September 30, 2016.

The shareholders approved the Company’s Consolidated Financial Statements for the fiscal year ended September 30, 2016. The voting results were as follows:

Votes For	Votes Against	Votes Abstaining	Broker Non-Votes
121,622,363.00	12,357.00	517,900.00	54,236.40

Proposal 5 – The ratification and approval of the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2017, and until the next annual general meeting, and authorization of the Audit Committee of the Board of Directors to fix the remuneration of such independent registered public accounting firm in accordance with the nature and extent of its services.

The shareholders ratified and approved the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2017, and until the next annual general meeting, and authorized the Audit Committee of the Board of Directors to fix the remuneration of such independent registered public accounting firm in accordance with the nature and extent of its services. The voting results were as follows:

Votes For	Votes Against	Votes Abstaining	Broker Non-Votes
119,483,225.00	2,719,809.00	3,823.00	0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED

By:	/s/ Matthew E. Smith
Matthew E. Smith
Secretary and Authorized Signatory

Date: January 30, 2017